Mail Stop 4561

June 25, 2008

Via Facsimile (212) 695-9342 and U.S. Mail

Steven Moskowitz
Chief Executive Officer
Map V Acquisition, Inc.
43 West 33rd Street, Suite 600
New York, NY 10001

      Re: **Map V Acquisition, Inc.**
                Preliminary Information Statement on Schedule 14C
                Filed June 17, 2008
                File No. 000-52524

Dear Mr. Moskowitz:

        This is to advise you that we have limited our review of the above filing to the matters addressed in the comment below. After reviewing your response, we may or may not raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Outstanding Shares and Voting Rights, page 3

1.   It appears that you obtained consents for the action described in your filing from ten shareholders, nine of which own less than 10% of your outstanding shares and only two of whom are officers or directors of Map V Acquisition. Please tell us the sequence of events through which these consents were obtained. Please provide your analysis as to whether the consents were obtained through a solicitation, as defined in Rule 14a-1(l).

                        *   *   *   *   *

        As appropriate, please amend your filing in response to this comment within 10 business days. Your responsive amendment should also include a marked copy of the amended filing that conforms with the provisions of Rule 310 of Regulation S-T. Marked copies such as those in HTML format that show changes within paragraphs help us to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and response to our comment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities and Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to the company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comment on your filing.

If you have questions or comments, please contact Michael F. Johnson at (202) 551-3477 or, in his absence, Maryse Mills-Apenteng at (202) 551-3457. If you require further assistance, you may contact me at (202) 551-3503.

Sincerely,

David L. Orlic
Special Counsel